ORCA CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

Net Capital

Total Member's capital	$	293,131

Deductions and/or charges:

Nonallowable assets:

Accounts receivable (net of related deferred revenue)	195
Prepaid expenses	32,084
Property & Equipment, Net	35,881
Deposits	4,576
Total nonallowable assets	72,736

Net capital	$	220,395

Aggregate indebtedness

Items included in statement of financial condition:

Accounts payable	$	24,044
Accrued liabilities		3,855
Total aggregate indebtedness	$	27,899

Computation of basic net capital requirement

Minimum net capital requirement	$	5,000
Excess net capital	$	215,395

Ratio: aggregate indebtedness to net capital	12.66%

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report filed on January 25, 2016	$	220,395
Adjustments		-
Net capital, per audited report	$	220,395